U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549



03038857

FORM 11-K



RECD S.E.C.

NOV 2 4 2003

1086

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

[X]   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934.

PROCESSED

For the fiscal year ended December 31, 2000

NOV 25 2003

OR

THOMSON
FINANCIAL

[ ]   TRANSACTION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934.

For the transaction period from _____ to _____.

Commission file number: 0-22353

A.   Full title of the plan and address of the plan, if different from that of the issuer
named below:

FLAGSTAR BANK 401(k) PLAN

B.   Name of issuer of the securities held pursuant to the plan and the address of its
principal executive office:

FLAGSTAR BANCORP, INC.
5151 Corporate Drive
Troy, Michigan 48098-2639

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed by the undersigned hereunto duly authorized.

FLAGSTAR BANK 401(k) PLAN

FLAGSTAR BANCORP, INC.

November 21, 2003   By: _____

Mary Kay McGuire
Secretary of Flagstar Bancorp, Inc., Plan
Administrator

03-89059.1/2

Financial Statements and Report of Independent Certified Public Accountants

Flagstar Bank 401(k) Plan

December 31, 2000 and 1999

Contents

Report of Independent Certified Public Accountants

Board of Directors
Flagstar Bank 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of Flagstar Bank 401(k) Plan (the Plan) as of December 31, 2000 and 1999, and the related statements of changes in net assets available for benefits for each of the three years in the period ended December 31, 2000. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2000 and 1999, and the changes in net assets available for benefits for each of the three years in the period ended December 31, 2000 in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the United States Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. This supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Grant Thornton LLP

Southfield, Michigan
September 23, 2003

Flagstar Bank 401(k) Plan

Statements of Net Assets Available for Benefits

December 31,

	2000	1999
Assets		
Investments – at fair value		
Flagstar Bancorp, Inc. common stock	$ 5,477,850	$ 3,751,695
Mutual funds	13,929,155	12,226,723
Money market funds	1,757,516	-
Collective trust	-	1,197,808
Participant loans	858,328	479,371
Total investments	22,022,849	17,655,597
Receivables:		
Employer contributions	4,558	11,182
Participant contributions	-	21,556
Flagstar Bancorp, Inc. common stock purchased, not delivered	464,443	-
Total receivables	469,001	32,738
Total assets	22,491,850	17,688,335
Liabilities		
Refundable contributions	-	-
Flagstar Bancorp, Inc. common stock sold, not yet settled	311,348	-
Total liabilities	311,348	-
Net assets available for benefits	$22,180,502	$17,688,335

The accompanying notes are an integral part of these statements.

4

Flagstar Bank 401(k) Plan

Statements of Changes in Net Assets Available for Benefits

For the years ended December 31,

	2000	1999	1998
Additions to net assets attributed to:			
Investment income:			
Net appreciation in fair value of investments	$ 1,521,167	$ 726,696	$ 2,840,427
Interest and dividends	195,157	68,414	44,464
Total investment income	1,716,324	795,110	2,884,891
Contributions:			
Participant	2,152,250	2,063,343	1,873,828
Employer	1,098,646	1,020,223	841,709
Rollovers	274,659	94,107	149,800
Total contributions	3,525,555	3,177,673	2,865,337
Total additions	5,241,879	3,972,783	5,750,228
Deductions from net assets attributed to:			
Participant benefits paid	(745,256)	(1,114,365)	(665,505)
Administrative fees	(4,456)	-	-
Total deductions	(749,712)	(1,114,365)	(665,505)
Net increase	4,492,167	2,858,418	5,084,723
Net assets available for benefits:			
Beginning of year	17,688,335	14,829,917	9,745,194
End of year	$22,180,502	$17,688,335	$14,829,917

The accompanying notes are an integral part of these statements.

Note A - Description of the Plan

The following description of the Flagstar Bank 401(k) Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan covering all employees of Flagstar Bancorp, Inc. (the "Company") who have met the eligibility service requirement and have attained the age of 21. The Plan provides for discretionary Company contributions which are allocated to a participant's individual account based upon a formula specified in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended.

Contributions

Eligible employees may contribute up to 6% ($10,500 in 2000 and $10,000 in 1999, respectively) per annum, of their eligible compensation to the Plan. The Company matches employee contributions up to 3% per annum of the employee's compensation and may make discretionary contributions to the Plan. No discretionary contributions were made.

Vesting

Participants are immediately vested for their voluntary contributions. Vesting in the Company contributions and related earnings is based on years of service in accordance with the following schedule:

Years of Service	Vesting Percentage
Less than 3 years	0%
Three Years	20%
Four Years	40%
Five Years	60%
Six Years	80%
Seven Years	100%

Participants Account

Each participant's account is credited with the participant's contribution, the Company contribution made on the employee's behalf and an allocation of plan earnings based on the employee's account balance. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

All contributions are invested in accordance with the participant's directive.

Participant Loans

Participant loans are permitted by the Plan. Participants may borrow up to the lesser of $50,000 or 50 percent of the participant's vested account balance, reduced by the highest outstanding loan balance in the preceding 12 months. All loans must be repaid in level payments through after-tax payroll deductions over a five-year period or up to 10 years for the purchase of a primary residence. The loans are collateralized by up to 50% of a participant's account balance. Loans bear interest at a reasonable rate based on current prevailing rates, as determined by the Plan administrator, and range from 8.75% to 10.50%.

Note A - Description of the Plan (Continued)

Payment of Benefits

Upon termination of services, retirement, attainment of age 59-1/2, death or disability, the participant or his or her beneficiaries are entitled to receive a distribution based on the vested amount of his or her account. A participant may also receive a distribution of his or her vested account balance in the case of financial hardship subject to the discretion of the Plan's administrative committee. Benefits are recorded when paid.

Forfeitures

If a participant terminates employment, any non-vested portion of the participant's account is forfeited. Forfeitures are applied to reduce the contributions of the Company. Forfeited nonvested accounts totaled $79,000 at December 31, 2000 and $105,000 at December 31, 1999.

Note B – Summary of Accounting Policies

A summary of the significant accounting policies consistently applied in the preparation of the accompanying financial statements follows.

Basis of Accounting

The accompanying financial statements have been prepared using the accrual method of accounting in accordance with accounting principles generally accepted in the United States.

Use of Estimates

In preparing financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and additions and deductions from net assets during the reporting period. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

Investments are stated at fair value based upon the current quoted market prices. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date.

Risks and Uncertainties

The Plan provides for various investment options in any combination of equity securities, bonds, fixed income securities and other investments with market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits.

Payment of Benefits

Benefits are recorded when paid.

Note C – Investments

The following presents investments that represent 5 percent or more of the Plan's net assets.

December 31, 2000	Number of Shares	Fair Value
Flagstar Bancorp, Inc. Common Stock	219,114.00	$5,477,850
Fidelity Retirement Government Money Market	1,757,516.42	1,757,516
Mutual Funds		
Fidelity Dividend Growth Fund	113,582.16	3,402,922
Fidelity Growth Company Fund	49,796.32	3,556,951
Fidelity Mid-Cap Stock Fund	72,179.91	1,881,008
Spartan U.S. Equity Index Fund	59,094.90	2,766,232
Fidelity Diversified International Fund	42,901.75	941,264

December 31, 1999	Number of Shares	Fair Value
Flagstar Bancorp, Inc. Common Stock	217,489.57	3,751,695
Collective Trust		
Merrill Lynch Retirement Preservation Trust	1,197,808.48	1,197,808
Mutual Funds		
Merrill Lynch Global Value Fund, Inc.	56,003.22	821,567
Merrill Lynch S&P 500 Index Fund	158,025.93	2,847,627
PIMCO Renaissance Fund	95,184.77	1,360,190
Massachusetts Investors Growth Stock Fund	158,902.63	3,230,490
Massachusetts Investors Trust	150,670.53	3,157,955

The Plan's investments (including dividends, gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) as follows:

	2000	1999	1998
Common stock	$1,269,642	$(1,279,496)	$1,083,468
Mutual funds	367,796	2,004,887	1,801,423
Money market	39,204	-	-
Collective trust	39,682	69,719	-
	$1,716,324	$ 795,110	$2,884,891

Note D - Parties In Interest

Substantially all administrative expenses of the Plan are paid by the Company. Loan processing fees are charged to the participants. In addition, the Plan trades in the common stock of the Company.

Note E - Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the plan to discontinue its contributions at any time and to terminate the plan subject to provisions of ERISA. In the event of termination of the Plan, the assets of the Plan shall be distributed to all participants to the extent of the value of each participant's account after adjustment for liquidation expenses which were not paid by the Company.

Note F – Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated November 17, 1997, that the Plan and related trusts are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan was amended effective May 3, 1999, subsequent to the determination letter date. This amendment provided a loan provision and additional investment options to participants. However, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

Note G – Reconciliation of Form 5500 to the Financial Statements

The following is a reconciliation of net assets and the statement of changes available for benefits per the financial statements to the Form 5500.

	2000	1999
Net assets per financial statements	$22,180,502	$17,688,335
Other	347	-
Net assets per Form 5500	$22,180,849	$17,688,335
Contributions per financial statements	$ 3,525,555	$ 3,177,673
Other	347	-
Contributions per Form 5500	$ 3,525,902	$ 3,177,673

Supplemental Information

Flagstar Bank 401(k) Plan

Schedule H, line 4i – Schedule of Assets (Held at End of Year)

December 31, 2000

Description	Cost (a)	Current Value
Flagstar Bancorp, Inc. Common Stock*		$ 5,477,850
Fidelity Retirement Government Money Market		1,757,516
Mutual Funds		
Fidelity Diversified International Fund		941,264
Fidelity Dividend Growth Fund		3,402,922
Fidelity Freedom 2000 Fund		12,942
Fidelity Freedom 2010 Fund		39,527
Fidelity Freedom 2020 Fund		17,962
Fidelity Freedom 2030 Fund		8,211
Fidelity Freedom Income Fund		6,183
Fidelity Growth Company Fund		3,556,951
Fidelity Independence Fund		787,443
Fidelity Mid-Cap Stock Fund		1,881,008
Fidelity U.S. Bond Index Fund		508,510
Spartan U.S. Equity Index Fund		2,766,232
Participant loans (interest rates range from 8.75% to 10.50%)*		858,328
		$22,022,849

*Represents a party-in-interest.

(a) Cost information omitted for investments that are fully participant directed.

EXHIBIT 23

CONSENT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

We have issued our report dated September 23, 2003, accompanying the financial statements and schedules included in the Annual Report of Flagstar Bank 401(k) Plan on Form 11-K for the year ended December 31, 2000. We hereby consent to the incorporation by reference of said report in the Registration Statement of Flagstar Bancorp, Inc. on Form S-8, effective April 30, 1997.

Grant Thornton LLP

November 19, 2003